Exhibit 99.1
Ngai Tahu Holdings Partners with Agria Corporation and New Hope International
Beijing, China — April 18, 2011 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based company with investments in the agriculture sector, announced today an investment by New Zealand-based Ngai Tahu Holdings (Ngai). Ngai Tahu Holdings has agreed to acquire shares in Agria Asia Investments Ltd, the 100% holding company of Agria (Singapore) Pte Ltd (Agria Singapore)valued at NZ$15 million (approximately US$11.8 million) from Agria Corporation. The investment by Ngai Tahu is subject to PGW shareholder approval, which is expected to be sought over the next six to eight weeks. In addition, Agria has entered into a subscription agreement for additional shares in Agria Asia; and Agria, New Hope and Ngai Tahu have entered into a Shareholders Agreement.
Ngai Tahu Holdings is a long-term strategic investor with a particular focus on New Zealand’s South Island commercial and rural ventures, committed to supporting growth in the rural sector through global partnerships and relationships.
On December 23, 2010, Agria together with China-based New Hope announced a partial takeover offer for PGG Wrightson Limited (PGW), New Zealand’s largest rural services company. A formal takeover offer was made on January 24, 2011 by Agria Singapore, to be jointly owned, directly or indirectly, by Agria Corporation (NYSE: GRO) and New Hope.
About New Hope
New Hope is one of China’s largest agricultural and food corporations. The Group has revenue in 2010 of approximately RMB 60 billion (equivalent to approximately NZ$12.1 billion) and operates throughout China, and in South-East Asia. New Hope Group has four large business units — agriculture and food (accounting for 85% of revenue), chemicals and resources, real-estate and financial businesses.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based company with investments in the agricultural sector. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

For Agria Corporation in China:	For Agria Corporation in the U.S.:
John Layburn, Acting CFO;	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.